UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNIT CORPORATION
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

909218109
(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY 10019
(212) 720-0300

Copies to:

Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909218109	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,502,261
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,502,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,502,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 909218109	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 662,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 662,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage LO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,341
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 497,555
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 497,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,326,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,326,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,566,696
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,566,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,566,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 909218109	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,435
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 909218109	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,435
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 909218109	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,566,696
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,566,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,566,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 909218109	SCHEDULE 13D	Page 11 of 16

Item 1.    Security and Issuer.

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.20 per share (“Common Stock”), of Unit Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7130 South Lewis, Suite 1000, Tulsa, Oklahoma.

Item 2.    Identity and Background.

(a)-(c) and (f).  This Statement is filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage LO, L.P., a Delaware limited partnership (“NMVLO”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (California) II, L.P., a Delaware limited partnership (“NMVCII”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”, NMV Offshore HoldCo, together with NMV, NMVLO, NMVC, NMVCII, the “Purchasers”), and Steven B. Klinsky (collectively, the “Reporting Persons”).  Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Vantage GP is the general partner of NMV, NMVLO, NMVC and NMVCII, and is principally engaged in the business of serving as NMV’s, NMVLO’s, NMVC’s and NMVCII’s general partner.  NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore.  NMV Advisers serves as the investment adviser and manager of each of NMV, NMVLO, NMVC, NMVCII and NMV Offshore and is principally engaged in the business of managing NMV, NMVLO, NMVC, NMVCII and NMV Offshore.

Each of NMV, NMVLO, NMVC, NMVCII and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

Steven B. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisers.  Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisers and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company which is principally engaged in managing private equity funds.  Mr. Klinsky is a citizen of the United States of America.

The principal business address of each of the Reporting Persons (other than NMV Offshore and NMV Offshore HoldCo) is 787 Seventh Avenue, 49th Floor, New York, NY 10019.  The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached to this Statement as Exhibit 99.1.

CUSIP No. 909218109	SCHEDULE 13D	Page 12 of 16

(d) – (e).  None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,566,696 shares of Common Stock owned by the Purchasers is $118,052,382, including brokerage commissions.  The shares of Common Stock owned by Purchasers were acquired with working capital.

Item 4.    Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

Each of the Reporting Persons is engaged in the investment business.  In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  The Reporting Persons have had and may continue to have discussions with the Issuer’s management regarding means of increasing shareholder value, including changes to the Issuer’s corporate structure and capital allocation, and alternatives to highlight and maximize the value of the midstream division. The Reporting Persons have also had and may continue to have discussions with the Issuer's management and board regarding the board structure and management compensation. The Reporting Person may also seek to discuss other topics in the future.  In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer (including derivative securities) or may sell or transfer shares of Common Stock or other securities of the Issuer (including derivative securities) in public or private transactions, may distribute Common Stock or other securities of the Issuer in-kind to their partners or member, as applicable, may seek board representation or nominate or recommend persons for nomination to the board, may make proposals concerning changes to the operations, management or capital structure of the Issuer, may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities, and/or may take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act or other applicable law.  Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions as described above and its ongoing evaluation of the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  Except as described in this Statement and except for arrangements between and among the Reporting Persons, none of the Reporting Persons has any contracts, agreements,

CUSIP No. 909218109	SCHEDULE 13D	Page 13 of 16

arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 49,106,378 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, as filed with the Securities and Exchange Commission on November 5, 2013.

As of the close of business on December 2, 2013, Mr. Klinsky and NMV Advisers may be deemed to beneficially own an aggregate of 2,566,696 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVLO, NMVC, NMVCII and NMV Offshore representing, in the aggregate, approximately 5.2% of the issued and outstanding shares of Common Stock.  Mr. Klinsky and NMV Advisers disclaim beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVLO, NMVC, NMVCII and NMV Offshore, to the extent that partnership interests in NMV, NMVLO, NMVC, NMVCII and NMV Offshore are held by persons other than Mr. Klinsky.

As of the close of business on December 2, 2013, Vantage GP may be deemed to beneficially own an aggregate of 2,502,261 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVLO, NMVC and NMVCII representing, in the aggregate, approximately 5.1% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVLO, NMVC and NMVCII to the extent that partnership interests in NMV, NMVLO, NMVC and NMVCII are held by persons other than Vantage GP.

As of the close of business on December 2, 2013, NMV Offshore may be deemed to beneficially own an aggregate of 64,435 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on December 2, 2013, (i) NMV may be deemed to beneficially own an aggregate of 662,560 shares of Common Stock, representing approximately 1.3% of the issued and outstanding shares of Common Stock, (ii) NMVLO may be deemed to beneficially own an aggregate of 15,341 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock, (iii) NMVC may be deemed to beneficially own an aggregate of 497,555 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock, (iv) NMVCII may be deemed to beneficially own an aggregate of 1,326,805 shares of Common Stock, representing approximately 2.7% of the issued and outstanding shares of Common Stock and (v) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 64,435 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

(b) Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

CUSIP No. 909218109	SCHEDULE 13D	Page 14 of 16

(c) Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement.

CUSIP No. 909218109	SCHEDULE 13D	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2013

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

NEW MOUNTAIN VANTAGE LO, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

CUSIP No. 909218109	SCHEDULE 13D	Page 16 of 16

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Director

SCHEDULE A

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS

NMV

Date	Shares of Common Stock Purchased	Approximate Price per Share (inclusive of commissions)
10/3/2013	4,347	47.31
10/4/2013	4,725	47.77
10/7/2013	2,040	47.61
10/8/2013	5,547	47.35
10/11/2013	5,151	48.29
10/14/2013	3,708	48.92
10/15/2013	10,705	49.12
10/16/2013	10,621	49.43
10/21/2013	10,478	50.70
10/22/2013	10,395	51.05
10/23/2013	4,800	50.33
10/24/2013	3,731	50.82
10/25/2013	2,108	51.32
11/5/2013	2,000	49.94
11/6/2013	8,613	50.18
11/7/2013	10,734	49.81
11/25/2013	10,276	48.36
11/26/2013	3,833	48.48
11/27/2013	13,428	48.33
11/29/2013	4,388	48.25
12/2/2013	11,295	48.38

NMVLO

Date	Shares of Common Stock Purchased	Approximate Price per Share (inclusive of commissions)
10/3/2013	98	47.31
10/4/2013	105	47.78
10/7/2013	47	47.61
10/8/2013	127	47.35
10/11/2013	117	48.29
10/14/2013	84	48.91
10/15/2013	247	49.12
10/16/2013	245	49.43

Date	Shares of Common Stock Purchased	Approximate Price per Share (inclusive of commissions)
10/21/2013	244	50.70
10/22/2013	242	51.05
10/23/2013	111	50.33
10/24/2013	86	50.83
10/25/2013	49	51.32
11/5/2013	46	49.93
11/6/2013	203	50.18
11/7/2013	253	49.81
11/25/2013	242	48.36
11/26/2013	90	48.48
11/27/2013	318	48.33
11/29/2013	105	48.25
12/2/2013	268	48.38

NMVC

Date	Shares of Common Stock Purchased	Approximate Price per Share (inclusive of commissions)
10/3/2013	3,242	47.31
10/4/2013	3,513	47.77
10/7/2013	1,519	47.61
10/8/2013	4,123	47.35
10/11/2013	3,831	48.29
10/14/2013	2,768	48.92
10/15/2013	8,004	49.12
10/16/2013	7,930	49.43
10/21/2013	7,897	50.70
10/22/2013	7,837	51.05
10/23/2013	3,631	50.33
10/24/2013	2,820	50.82
10/25/2013	1,597	51.32
11/5/2013	1,516	49.94
11/6/2013	6,520	50.18
11/7/2013	8,125	49.81
11/25/2013	7,815	48.36
11/26/2013	2,915	48.48
11/27/2013	10,227	48.33
11/29/2013	3,346	48.25
12/2/2013	8,611	48.38

NMVCII

Date	Shares of Common Stock Purchased	Approximate Price per Share (inclusive of commissions)
10/3/2013	8,648	47.31
10/4/2013	9,373	47.77
10/7/2013	4,048	47.61
10/8/2013	10,983	47.35
10/11/2013	10,214	48.29
10/14/2013	7,382	48.92
10/15/2013	21,322	49.12
10/16/2013	21,127	49.43
10/21/2013	21,037	50.70
10/22/2013	20,878	51.05
10/23/2013	9,656	50.33
10/24/2013	7,503	50.82
10/25/2013	4,242	51.32
11/5/2013	4,045	49.94
11/6/2013	17,366	50.18
11/7/2013	21,696	49.81
11/25/2013	20,883	48.36
11/26/2013	7,791	48.48
11/27/2013	27,318	48.33
11/29/2013	8,935	48.25
12/2/2013	23,008	48.38

NMV Offshore HoldCo

Date	Shares of Common Stock Purchased	Approximate Price per Share (inclusive of commissions)
10/3/2013	420	47.31
10/4/2013	457	47.77
10/7/2013	198	47.61
10/8/2013	538	47.35
10/11/2013	499	48.29

Date	Shares of Common Stock Purchased	Approximate Price per Share (inclusive of commissions)
10/14/2013	358	48.92
10/15/2013	1,039	49.12
10/16/2013	1,031	49.43
10/21/2013	1,017	50.70
10/22/2013	1,009	51.05
10/23/2013	464	50.33
10/24/2013	360	50.82
10/25/2013	204	51.32
11/5/2013	193	49.94
11/6/2013	835	50.18
11/7/2013	1,040	49.81
11/25/2013	994	48.36
11/26/2013	371	48.48
11/27/2013	1,300	48.33
11/29/2013	425	48.25
12/2/2013	1,092	48.38